Exhibit 12.2

HIGHWOODS PROPERTIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$42,012	$32,729	$37,012	$21,531	$8,463
Fixed charges	93,035	108,271	111,478	106,576	110,238
Capitalized interest	(4,555)	(8,312)	(9,743)	(5,002)	(2,900)
Distributions of earnings from unconsolidated affiliates	4,180	5,994	4,462	7,748	8,965
Total earnings	$134,672	$138,682	$143,209	$130,853	$124,766

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$81,982	$92,858	$93,975	$93,634	$97,431
Amortization of deferred financing costs	2,760	2,716	2,415	2,375	3,372
Interest expense on financing obligations	2,130	2,918	3,930	4,162	5,032
Capitalized interest	4,555	8,312	9,743	5,002	2,900
Interest component of rental expense	1,608	1,467	1,415	1,403	1,503
Total fixed charges	93,035	108,271	111,478	106,576	110,238
Dividends on Preferred Stock	6,708	9,804	13,477	17,063	27,238
Total fixed charges and Dividends on Preferred Stock	$99,743	$118,075	$124,955	$123,639	$137,476

Ratio of earnings to fixed charges	1.45	1.28	1.28	1.23	1.13
Ratio of earnings to combined fixed charges and Dividends on Preferred Stock	1.35	1.17	1.15	1.06	0.91